Filed by: National Penn Bancshares, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                Exchange Act File No.: 000-10957
                                               Subect Company: FirstService Bank

      Immediate

      Wayne R. Weidner, Chairman & CEO, National Penn Bank - 610-369-6282 John C. Spier, President & CEO, FirstService Bank - 215-230-4920


               NATIONAL PENN BANK AND FIRSTSERVICE BANK TO COMBINE

         Boyertown, PA, September 24, 2002...National Penn Bancshares, Inc. ("National Penn"), (NASDAQ/NMS:NPBC), parent company of National Penn Bank, and FirstService Bank announced today the execution of a definitive agreement for FirstService Bank to merge into National Penn Bank. FirstService is a $400 million bank headquartered in Doylestown, Pennsylvania, operating seven community offices in Bucks and Montgomery Counties. The joint announcement was made today by Wayne R. Weidner, Chairman and Chief Executive Officer of National Penn Bank, and John C. Spier, President and Chief Executive Officer of FirstService.

         The basic terms of the Agreement call for the tax-free exchange of .567 share of National Penn common stock, plus $3.90 in cash, for each share of FirstService common stock. Based on the $27.85 per share closing price of National Penn common stock on September 23, 2002, the value per share of FirstService is $19.69. This value equates to 28.96 times FirstService's estimated trailing twelve months earnings, 2.98 times FirstService's book value, and 3.50 times FirstService's tangible book value, all as of June 30, 2002.

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         As of August 30, 2002, FirstService had 4,304,762 shares of Common
Stock outstanding and options for approximately 860,489 additional shares.

         Upon completion of the merger, FirstService will retain its name and operate as a division of National Penn Bank. FirstService, with seven community offices in Bucks and Montgomery Counties, will be immediately expanding. The existing office of National Penn Bank in Doylestown at Cross Keys Place will become a FirstService office, as will the Sellersville office on South Main Street. National Penn's office in the Horsham Business Center, on Welsh Road, will also become an office of FirstService.

         FirstService's present directors will be appointed to a new FirstService divisional board of directors. Two members of the FirstService Board will be mutually selected to become directors of both National Penn Bancshares and National Penn Bank. FirstService's President and CEO, John C. Spier, will become Chairman and CEO of the FirstService Division. He will also become a Group Executive Vice President/Corporate Planning Officer of National Penn Bank, with additional corporate responsibilities and will become a member of the Chairman's Council, and the Management, Asset/Liability, and Technology Steering Committees.

         National Penn Bancshares will have assets of $3.2 billion following the acquisition which is subject to regulatory approval, as well as approval of shareholders of FirstService Bank. National Penn anticipates that the transaction will close in the first quarter of 2003.

         The merger is expected to be accretive to National Penn earnings in the second year. As with any earnings estimate, there are factors that could cause the actual results to differ


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materially, such as the factors discussed in National Penn's filings with the
Securities and Exchange Commission.

         "FirstService Bank has attained a very impressive record over the past seven years and is clearly the envy of its de novo peers. The addition of FirstService is highly complementary to National Penn's existing franchise and will provide an excellent opportunity to increase our marketshare in Bucks and Montgomery Counties," said Wayne R. Weidner, Chairman and CEO of National Penn Bancshares. "FirstService's presence in Bucks and Montgomery Counties and deep-seated commitment to awareness of customers' needs, is a natural fit with National Penn Bank's philosophy." Mr. Weidner continued, "We respect the values FirstService has committed itself to live by, and we have observed the marketplace acceptance of that customer-focused approach."

         FirstService President, John C. Spier, said "We couldn't be more enthused about the partnership with National Penn. National Penn has a reputation for honesty, integrity, and performance. Their support of our expansion is terrific. Our customers will be the big winners. We will deliver more products and services through an expanded branch system. This is a win-win for everyone."

         "The affiliation with National Penn offers us an expanded opportunity to enhance our product offerings, services, and delivery channels to both current and prospective customers. Positioning FirstService as a division of National Penn Bank will provide our customers with the continued benefit of a community bank philosophy, which has made us an outstanding performer. The expanded services and products available through this affiliation will enable us to increase the expansion of our customer base in many respects. The increased level of total

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resources of the merged companies will enable the FirstService franchise to better service small and large business customers, as well as individual consumers, by immediately adding electronic banking services, and commercial cash management products to our existing line of loan, deposit, insurance, and investment management businesses. We have gained an excellent reputation for our willingness to serve the local community with competitive products while enhancing the quality of life in the markets we service," stated Spier.

         National Penn Bancshares, Inc. (Nasdaq: NPBC) is a $2.8 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 58 community offices in southeastern Pennsylvania through National Penn Bank and two community offices in southeastern Pennsylvania through Panasia Bank N.A. Panasia Bank N.A. also operates four community offices in the northern New Jersey marketplace and one office in Annandale, Virginia. Trust and investment management services are provided through Investors Trust Company; brokerage services are provided through Penn Securities, Inc.; and mortgage banking activities are provided through Penn 1st Financial Services, Inc. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.

         This press release contains forward-looking statements concerning future events. Actual results could differ materially due to the following risks and uncertainties -- deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn's reports filed from time to ti me with the Securities and Exchange Commission. National Penn cautions readers not to place undue reliance on these statements. National Penn undertakes no obligation to publicly release or update any of these statements.

         The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

         National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

                A. Lee Roberts                  Sandra L. Spayd
                Secretary                       Secretary
                FirstService Bank               National Penn Bancshares, Inc.
                152 N. Main Street              Philadelphia and Reading Avenues
                Doylestown, PA  18901           Boyertown, PA  19512
                Phone:  (215) 230-6938          Phone:  (610) 369-6202

         In addition to the proposed registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.